FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D-35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF INCOME
(in thousands — except per share data, unaudited)

	Three months ended March 31,

	2003	2002

	€	€
Net sales	35,138	37,001
Cost of sales	(19,917)	(20,229)

Gross profit	15,221	16,772
Selling and marketing expenses	(5,319)	(5,420)
General and administrative expenses	(3,102)	(3,137)
Research and development expenses	(2,359)	(2,492)
Depreciation	(1,049)	(1,173)

Operating profit	3,392	4,550
Interest expense	(110)	(119)
Interest income	417	438
Foreign exchange gain (loss)	495	(50)

Income before income tax	4,194	4,819
Income taxes	(1,468)	(1,879)

Net income	2,726	2,940

Earnings per ordinary share and ADR:
Basic	0.31	0.33

Diluted	0.31	0.33

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED BALANCE SHEETS
(in thousands, unaudited)

	March 31,	December 31,
	2003	2002

	€	€
ASSETS
Cash and cash equivalents	76,439	72,264
Trade accounts receivable — net	21,477	21,937
Other accounts receivable	3,137	3,164
Inventories — net	21,518	22,403
Prepaid expenses	811	562
Deferred tax assets — net	776	775
Other current assets	821	713

TOTAL CURRENT ASSETS	124,979	121,818
Property, plant and equipment — net	27,478	28,434
Deferred tax assets — net	2,695	2,731
Goodwill	1,037	1,037
Other assets	1,490	1,476

TOTAL LONG-TERM ASSETS	32,700	33,678

TOTAL ASSETS	157,679	155,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of long-term debt	1,291	1,291
Trade accounts payable	7,947	5,752
Accrued other liabilities	8,467	9,188
Income tax liabilities	1,873	2,317
Customer deposits	1,049	1,938

TOTAL CURRENT LIABILITIES	20,627	20,486
Long-term debt	7,101	7,746
Convertible bonds	973	1,011
Accrued pension	34,383	33,615
Minority interests	130	130

TOTAL LONG-TERM LIABILITIES	42,587	42,502
SHAREHOLDERS’ EQUITY
Share capital (8,790,600 shares authorized, issued and outstanding at March 31, 2003 and at December 31, 2002)	22,504	22,504
Additional paid-in-capital	2,821	2,821
Retained earnings	68,596	65,870
Accumulated other comprehensive income	544	1,313

TOTAL SHAREHOLDERS’ EQUITY	94,465	92,508

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	157,679	155,496

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, unaudited)

				Accumulated other
				comprehensive income (loss)

		Additional		Minimum	Cumulative	Unrealized	Total
	Share	paid-in	Retained	pension	translation	gain/(loss)	shareholders'
	capital	capital	earnings	liability	adjustment	on hedges	equity

	€
Balance at January 1, 2001	22,065	2,184	38,706	(19)	3,540	631	67,107
Dividends paid			(4,319)				(4,319)
Bonds converted	439	637					1,076
Net income			18,871				18,871
Components of other comprehensive income (loss)				19	1,088	(440)	667

Comprehensive income							19,538

Balance at December 31, 2001	22,504	2,821	53,258	—	4,628	191	83,402
Dividends paid			(4,923)				(4,923)
Net income			17,535				17,535
Components of other comprehensive income (loss)				(656)	(3,068)	218	(3,506)

Comprehensive income							14,029

Balance at December 31, 2002	22,504	2,821	65,870	(656)	1,560	409	92,508
Net income three months			2,726				2,726
Components of other comprehensive income (loss)				—	(853)	84	(769)

Comprehensive income							1,957

Balance at March 31, 2003	22,504	2,821	68,596	(656)	707	493	94,465

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands, unaudited)

	Three months ended March 31,

	2003	2002

	€	€
Cash flow provided by operating activities:
Net income	2,726	2,940
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,049	1,173
Gain on disposal of fixed assets	(39)	(3)
Provision for doubtful accounts	125	75
Effects of changes in operating assets and liabilities:
Trade accounts receivable	335	(1,657)
Other accounts receivable	(779)	(884)
Inventories	885	(295)
Prepaid expenses	(249)	294
Other current assets	697	193
Other long-term assets	22	54
Accrued pension liabilities	768	772
Trade accounts payable	2,195	(168)
Income tax liabilities	(444)	(3,190)
Accrued other liabilities	(721)	426
Customer deposits	(889)	321

Net cash provided by operating activities	5,681	51
Cash flow used in investing activities:
Proceeds from disposal of fixed assets	76	26
Capital expenditures	(130)	(936)
Acquisition of business assets	—	(2,403)

Net cash used in investing activities	(54)	(3,313)
Cash flow used in financing activities:
Repayments of borrowings	(645)	(645)
Bonds payable issuance/(repayments)	(38)	—

Net cash used in financing activities	(683)	(645)
Foreign currency translation and
other comprehensive income adjustments	(769)	(67)

Net increase (decrease) in cash and cash equivalents	4,175	(3,974)
Cash and cash equivalents at beginning of the year	72,264	65,035

Cash and cash equivalents at end of the year	76,439	61,061

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

March 31, 2003

Basis of Presentation

     The accompanying unaudited consolidated financial statements of Pfeiffer Vacuum Technology AG and its subsidiaries (herein called “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations have been included. Operating results for the three month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. All amounts in the accompanying unaudited consolidated financial statements are presented in euros (“€”). For further information, refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG annual report on Form 20-F for the year ended December 31, 2002.

Business Overview

     The Company develops, manufactures, sells and services a broad range of turbomolecular pumps, backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as customized vacuum systems. Its product portfolio also includes digital pressure gauges, complementary vacuum components and vacuum instruments, as well as components and systems for the production of prerecorded and rewritable DVDs.

     Pfeiffer possesses a global sales and service network, comprising its own sales offices, subsidiaries and exclusive marketing agents. Moreover, there are also service support points in all major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.

Listing

     Since July 16, 1996 the Company’s American Depositary Receipts, each representing one Ordinary Share, are listed on the New York Stock Exchange and trade under the symbol PV. The depository for the ADRs was until March 12, 2002 the Bank of New York, since March 13, 2002 it is the Deutsche Bank Trust Company Americas in New York. The ADRs also trade on the Berliner Freiverkehr, the Stuttgart Freiverkehr, the Frankfurt Freiverkehr, the Düsseldorf Freiverkehr and the Hamburg Freiverkehr in Germany.

     The Company’s Ordinary Shares have been listed and principally traded on the Neuer Markt of the Frankfurt Stock Exchange since April 15, 1998. The Neuer Markt is a segment of Deutsche Börse AG. On July 1, 1999 the Neuer Markt introduced the “NEMAX 50” index, which contains fifty selected companies from the Neuer Markt. The shares of Pfeiffer Vacuum Technology AG have been included in this index since its introduction.

     Deutsche Börse reorganized the stock exchange segments in 2003 and differentiated it by a “General Standard” and a “Prime Standard.” The General Standard is subject to the requirements prescribed under German law; the Prime Standard additionally includes internationally customary transparency requirements (quarterly reporting, IAS or U.S. GAAP international accounting standards, presentation of a corporate calendar, at least one analyst conference per year, as well as ad-hoc press releases in German and English). The Deutsche Börse AG confirmed the Company’s inclusion in the Prime Standard beginning January 1, 2003.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     In 2003, Deutsche Börse additionally introduced a new index system that will be tailored specifically to the needs of investors. The Company belongs to the newly created TecDax Index, which includes the 30 most important technology companies. It is anticipated that the NEMAX 50 Index will continue to be calculated in parallel until year-end 2004 in order to assure the continuity of financial instruments issued on this basis.

     All ordinary shares have been issued in bearer form.

New U.S. Legislation

     As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (SEC) — also apply to Pfeiffer.

     The Company established in March 2003 an Audit Commitee. The following individuals are members of the Audit Commitee:

Götz Timmerbeil, Gummersbach, Certified Public Accountant and Tax Consultant
(Chairman and Financial Expert),
Dr. Michael Oltmanns, Frankfurt/M., Lawyer and Tax Consultant
Dr. Michael Anderson, New York, Managing Director

     All members of the Audit Commitee are members of the Company’s Supervisory Board. The Company did not enter into any other service contract with the members of the Audit Commitee.

Controls and Procedures

     On February 26, 2002, a German government commission adopted the “German Corporate Governance Code” (“DCGK”). The corresponding legislation went into force on July 26, 2002. The DCGK governs the publication of annual and quarterly reports, defines the Management Board’s information and reporting obligations to the Supervisory Board and governs the formation of audit committees dealing with accounting, risk management, the issuance of auditing commissions to independent auditors, conflicts of interest of Supervisory Board members and other matters. The Company has incorporated the recommendations of the Corporate Governance Code into its corporate strategy. More detailed information about DCGK is published on the Company’s internet-homepage (www.: pfeiffer-vacuum.de).

     The Company has a risk management system in place that enables existing risks to be identified and correctly treated early on. Methods of avoiding, reducing and securing risks are developed and implemented. The risk early warning system is regularly reviewed for its fundamental suitability for identifying developments that could endanger the continued existence of the Company. The Company’s risk coordinator is responsible for compiling timely risk reports and forwarding them to the risk committee, comprising the Management Board, department heads and the risk coordinator. The risk coordinator is also responsible for monitoring the adopted measures. The respective department heads bear the responsibility for instituted measures. The department heads are required to comment on risk development on a quarterly basis.

     In 2002, the Company’s Reporting Manual was revised and provided to the managements of the consolidated companies.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     All annual and quarterly reports are reviewed by the Company’s Management Board prior to publication. In accordance with German law, the members of the Management Board confirm through their signatures that, to the best of their knowledge and belief, all required information is contained therein and that they have no knowledge of any material irregularities that could negatively impact the Company’s operating or financial results. All annual and quarterly reports are also provided to all members of the Supervisory Board and the Audit Commitee prior to publication. Furthermore, all members of the Supervisory Board receive comprehensive information about all material business transactions, the order situation and the results of all consolidated companies within the context of a detailed monthly reporting system.

Management Board

     Effective April 1, 2003, the Supervisory Board appointed Amandus Waterkamp, Rheinbreitbach/Germany to a member of the Management Board, in accordance with the German Stock Corporation Law (Aktiengesetz) and the Articles of Association of the Company.

     A.     Waterkamp is 50 years old and holds a Master degree in Telecommunication Engineering and a further Master degree in Business Administration and Finance. With an active career that spans more than 25 years, A. Waterkamp has held executive business functions with international responsibility at various German companies, most recently as the member of the management board responsible for finance, controlling and IT at an internationally operating corporate group. In addition to the customary responsibilities in finance and controlling — including cost and profitability control — A. Waterkamp enjoys a broad range of experience in the fields of equity investment management, corporate acquisitions and sales, risk management, internal auditing and information technology.

     Wilfried Glaum, member of the Management Board and Chief Financial Officer, expects to retire end of June 2003. He served more than 31 years for the Company. Beginning July 1, 2003 Mr. Waterkamp will assume Mr. Glaums duties as Chief Financial Officer of Pfeiffer Vacuum Technology AG.

Adoption of New Accounting Rules

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

     The provisions of this Statement are effective for the Company beginning June 2002. The adoption of this Statement did not have a material impact on the Company’s financial position or results of operations.

     SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued in July 2002. SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Inventories

     Inventories consist of the following:

	March 31,	December 31,
	2003	2002

	(€ in thousands)
Raw materials	7,099	7,078
Work-in-process	11,187	10,018
Finished products	8,298	10,501
Reserves	(5,066)	(5,194)

Total inventories — net	21,518	22,403

     The inventories decreased by approximately € 0.9 million from € 22.4 million as at December 31, 2002 to € 21.5 million as at March 31, 2003. The major part of this decrease was recorded in the german manufacturing entities.

Stock-Based Compensation — Convertible Bonds

     SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure”, was issued on December 31, 2002. Statement 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to Statement 123’s fair-value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, “Interim Financial Reporting”. Statement 148’s amendment of the transition and annual disclosure requirements of Statement 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted. The adoption of SFAS No. 148 did not have any impact on the Company’s financial position or results of operations.

     As permitted under SFAS 123, “Accounting for Stock-Based Compensation”, the Company applies the intrinsic value-based method in accordance with APB 25 for its employee convertible bonds stock-based compensation plans. Under APB 25, the Company records no expenses relating to the convertible bonds since the conversion price is equal to or greater than the market price of the Company’s ordinary share on the date of grant.

Employee Participation Program, Term: 2000 through 2005

     Within the scope of an employee participation program, in July 2000 the Company issued 4,400 convertible bonds valued at € 0.6 million at an issue price of 100% to members of management and salaried employees of the Company and its subsidiaries in Germany and other countries. The conversion feature entitles the bearer to convert each bond into 50 non-par value shares of the Company. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock exchange for the last ten trading days prior to the resolution by the Management Board to issue the convertible bonds. Accordingly, the conversion price for the July 2000 issue was set at € 48.03 per share and includes the bond par value per equivalent share of € 2.56. There were 170,000 option shares, related to convertible bonds for the 2000 issue, outstanding at March 31, 2003. Fair value at the date of grant was € 10.64 per common share option.

     Beginning in July 2002, each holder of convertible bonds can convert up to 30% of such bonds to common stock, in July 2003 up to 60% and in July 2004 up to 100%. The final conversion date is December 9, 2005. Conversion is only possible during specific periods of time.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     The convertible bonds bear interest at 6% p.a. and are redeemable at par on December 10, 2005, unless previously converted. The bonds are to be returned at par upon termination of employment. Employees were given the opportunity to finance the purchase of the convertible bonds with interest-bearing employee loans. These loans are classified as other long-term assets in the balance sheet and are repayable upon conversion or return.

     As of March 31, 2003, former employees had returned 1,000 of these convertible bonds having a par value of € 128,000 and correspondingly repaid the related employee loans.

Employee Participation Program, Term: 2002 through 2007

     Within the scope of a further employee participation program, in July 2002, the Company issued 4,600 convertible bonds valued at € 0.6 million at an issue price of 100% to members of management and salaried employees of the Company and its subsidiaries. The conversion feature entitles the bearer to convert each bond into 50 non-par shares of Company stock. The conversion price is based on 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance. The conversion price for the July 2002 issue was set at € 42.86 per share and includes the bond par value per equivalent share of € 2.56. There were 210,000 option shares, related to the convertible bonds for the 2002 issue, outstanding at March 31, 2003. Fair value at the date of grant was € 10.35 per common share option.

     Each holder of convertible bonds can convert up to 30% of such bonds to common stock for the first time following the Annual Shareholders Meeting in 2004, up to 60% following the Annual Shareholders Meeting in 2005 and up to 100% following the Annual Shareholders Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.

     The convertible bonds bear interest at 6% p.a. and are redeemable at par on December 10, 2007, unless previously converted. The bonds are to be returned at par upon termination of employment. Employees were given the opportunity to finance the purchase of the convertible bonds with an interest-bearing employee loan. These loans are classified as other long-term assets in the balance sheet and are repayable upon conversion or return.

     As of March 31, 2003, former employees had returned 400 of these convertible bonds having a par value of € 51,200 and correspondingly repaid the related employee loans.

Accounting for Stock Based Compensation

     A summary of option shares related to the convertible bonds is as follows:

		Weighted Average
	Number of Shares	Exercise Price
	Outstanding	per Share

		€
Convertible shares outstanding January 1, 2002	220,000	48.03
Granted	230,000	42.86
Exercised	0	0
Forfeited	(55,000)	46.62

Convertible shares outstanding December 31, 2002	395,000	45.22
Granted	0	0
Exercised	0	0
Forfeited	(15,000)	46.31

Convertible shares outstanding March 31, 2003	380,000	45.17

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     Shares exercisable at March 31, 2003 totaled 51,000.

     SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based compensation to employees using the fair value method.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2002 and 2000: Risk-free interest rates ranging from 4% to 5%; expected lives ranging from 4.5 to 6 years; expected dividend yield of 1% to 2%; and expected volatility ranging from 30% to 40%.

     For pro forma purposes, the estimated fair value of the Company’s stock-based awards is amortized over the vesting period. For the years 2003 and 2002, the fair value method did not materially impact net income or earnings per share.

Derivatives and Hedging Transactions

     Effective January 1, 1999, the Company adopted the provisions of SFAS No. 133 issued by the Financial Accounting Standards Board in accounting for its forward currency hedging activities as cash flow hedges. SFAS No. 133 requires the Company to recognize derivative financial instruments as either assets or liabilities at their fair values. Derivatives that are not hedges must be adjusted to fair value through current income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value are either offset against current income or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. Changes in the fair market value of the derivative transactions (hedging contracts) will continue to be recognized in the corresponding asset or liability items of the balance sheet until the forecasted transaction is recognized in earnings.

     The Company enters into foreign currency forward contracts to hedge the exposure of its forecasted sales to fluctuations in foreign currency exchange rates. These forward contracts are limited to currencies in which the Company has significant sales that are denominated in foreign currencies (primarily U.S. dollars and British pounds) and are designed to protect specifically against the impact of changes in exchange rates on these sales.

     The Company has assessed these contracts to be highly effective hedges of the impact of foreign exchange rate changes on its sales. The Company does not engage in speculative hedging for investment purposes. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. As of March 31, 2003 no contracts held by the Company had a maturity date greater than twelve months from the contract dates. The Company’s derivative contracts result in little to no ineffectiveness due to the nature of the foreign currency forward hedging activities.

     All of the Company’s contracts are marked to market at period end using quoted forward rates. The fair value recorded in other assets at March 31, 2003 was approximately € 806,000. As of March 31, 2003 the notional amount of the forward contracts was € 13.9 million. All realized gains and losses upon settlement of foreign currency forward contracts are recorded in the income statement as foreign exchange gains/(losses). The Company performs ongoing credit evaluations of the parties to these contracts and enters into contracts only with well-established financial institutions.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Earnings per Ordinary and Diluted Share and ADR

     The following table sets forth the computation of basic and diluted earnings per share and ADR:

	Three months ended March 31,

	2003	2002

	Ordinary Shares
Numerator:
Net income (€ in thousands)	2,726	2,940

Denominator:
Denominator for basic earnings per share — weighted-average shares	8,790,600	8,790,600
Effect of dilutive securities:
Convertible bonds (Note 8)	—	—

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	8,790,600	8,790,600

Basic earnings per share (€)	0.31	0.33
Diluted earnings per share (€)	0.31	0.33

Share Ownership

     The following table shows (known to the Company) the number of Ordinary Shares, ADR and Convertible Bonds of the Company as of March 31, 2003 by all members of the Supervisory Board and the Management Board:

	Ordinary		Convertible
Members of the Supervisory Board	Shares	ADRs	Bonds

Dr. Michael Oltmanns	100	0	0
Michael J. Anderson	0	0	0
Prof. Dr. Klaus Jürgen Kügler	0	0	0
Götz Timmerbeil	0	0	0
Edgar Keller	0	0	0
Günter Schneider	80	0	0

	Ordinary		Convertible
Members of the Management Board	Shares	ADRs	Bonds

Wolfgang Dondorf	56,000	200	0
Wilfried Glaum	34,185	200	0
Amandus Waterkamp	0	0	0

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Segment Information

     The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax. The accounting principles used in regional reporting are identical to those described in the Basis of Presentation.

     The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems and production equipment used in the manufacturing of DVDs. The subsidiaries in the individual countries are independent legal entities with their own management. Consequently, segment reporting is therefore country-based.

     Information concerning the Company’s geographic locations is summarized as follows:

	Three months ended
	March 31,

	2003	2002

	(€ in thousands)
Net Sales
Germany
Unaffiliated	15,934	15,163
Intercompany	11,207	11,233

	27,141	26,396
Europe (excluding Germany)	11,365	12,201
United States	7,416	9,251
Rest of World	831	611

	46,753	48,459
Intercompany eliminations	(11,615)	(11,458)

Total	35,138	37,001

Operating profit
Germany	2,114	2,915
Europe (excluding Germany)	669	603
United States	548	802
Rest of World	199	12

	3,530	4,332
Intercompany eliminations	(138)	218

Total	3,392	4,550

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Employees

     As of March 31, 2003 the Company employed 797 people, 602 of which are in Germany and 195 of which are in other countries.

Employees

	March 31,

	2003	2002	2003	2002

	Germany		Foreign Countries
Production	300	314	57	61
Research and Development	86	85	3	4
Selling and Marketing	50	53	101	108
Administration	166	164	34	35

Total	602	616	195	208

Income Tax Expense

     Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax. The Company estimates its combined German corporate statutory tax rate within the year 2003 at 39%.

     Effective January 1, 2002, a corporation and trade tax entity with corresponding profit and loss transfer agreements was established for the consolidated German companies. Additionally, the Company has a claim to a tax credit on distributed earnings in 2003 (for the fiscal year 2002). Consequently the Company’s calculated effective tax rate in the three months ended March 31, 2003 was 35%.

     On April 11, 2003 the German Tax Authorities passed a resolution — effective April 12, 2003 — regarding the refund of corporation tax credits resulting from distributed earnings to the shareholders. The Company’s expected dividend payment for the year 2002 within 2003 is no longer eligible for tax relief. Subsequently, the Company’s rights of claim for the year 2003 are invalidated. Beginning December 31, 2005 it is possible, to claim a partly reimbursement of the corporation tax in light of the circumstances of the case.

     Due to this new legislation the effective tax rate of the Company will increase to 39% for the whole fiscal year 2003, and also the first quarter of 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Net Sales

     The following table summarizes the Company’s net sales by geographical area:

	Three months ended

	March 31, 2003		March 31, 2002

	(in thousands €)%		(in thousands €)%
Net Sales
Germany	9,274	26.4	10,165	27.5
Europe	12,596	35.8	12,940	35.0
United States	7,384	21.0	9,201	24.9
Rest of World	5,884	16.8	4,695	12.6

Total	35,138	100.0	37,001	100.0

     Total net sales decreased by € 1.9 million, or 5.1%, from € 37.0 million in the three months ended March 31, 2002 to € 35.1 million in the three months ended March 31, 2003. The major part of this decrease amounting to € 1.8 million was recorded in the U.S. from € 9.2 million in the first quarter of 2002 to € 7.4 million in the first quarter of 2003. In consequence of the weakness of the US Dollar against the Euro the Company’s net sales were adversely impacted by the effect of changes in these exchange rates. The exchange rate accounted for approximately € 1.7 million, or 89.5% of the total sales decrease in the three months ended March 31, 2003. In fact, the decrease of the Company’s net sales revenue in the U.S. was primarily due to exchange rate differences. In Europe including Germany the sales decreased by € 1.2 million, offset by increased sales in the Rest of World by € 1.2 million.

     Turbo pump sales decreased by € 2.5 million or 17.4% from € 14.4 million in the first quarter 2002 to € 11.9 million in the first quarter 2003. Sales in components and instruments decreased by € 1.7 million or 15.7% from € 10.8 million to € 9.1 million in the respective periods. Increased sales in systems by € 2.3 million from € 1.0 million to € 3.3 million and in service by € 0.3 million offset partly the total sales decrease.

     The fiscal year 2002 as well as the first quarter of 2003 were characterized by the global slowdown of the economy and decreased or slumping sales. The Company was not able the withdraw this trend.

Order intake and Order backlog

     Orders received amounted to € 34.3 million in the three months ended March 31, 2003 and decreased slightly by € 1.1 million, from € 35.4 million in the three months ended March 31, 2002. The Company’s backlog decreased from € 25.0 million in 2002 by € 4.8 million to € 20.2 million in 2003. Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Gross Profit

     Gross profit decreased by € 1.6 million or 9.5% from € 16.8 million in the three month period ended March 31, 2002 to € 15.2 million in the comparable period in 2003. The Company’s gross margin decreased from 45.3% in 2002 to 43.3% in 2003, generally due to different product mix and first revenues in the newly established DVD-business with a lower margin.

Selling and Marketing Expenses

     Selling and marketing expenses decreased slightly from € 5.4 million in the first quarter 2002 to € 5.3 million in the first quarter 2003. As a percentage of sales, selling and marketing expenses increased from 14.7% to 15.1%. The increase in this percentage is due to lower net sales revenues.

General and Administrative Expenses

     General and administrative expenses amount to € 3.1 million in both comparable periods. As a percentage of sales, general and administrative expenses increased from 8.5% in the first three months of 2002 to 8.8% in the first three months of 2003. The decrease in net sales revenues resulted in the higher percentage.

Research and Development

     Research and development expenses decreased slightly from € 2.5 million in the first quarter of 2002 to € 2.4 million in the first quarter 2003. Due to the lower net sales revenue in 2003, the percentage of sales was 6.7% in both periods. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. The Company has also been investing in products to be used in the manufacturing of prerecorded and rewritable DVDs (coating under vacuum). It expects research and development expenses in future will correspond to the current level, approximately. The Company expenses all research and development costs as they are incurred.

Operating Profit

     Operating profit decreased from € 4.6 million in the three months ended March 31, 2002 to € 3.4 million in the three months ended March 31, 2003. As a percentage of sales the operating profit decreased from 12.3% to 9.7% as the result of the lower net sales revenue and higher sales costs.

Foreign exchange gain/loss

     The Company recorded in the first quarter 2002 exchange losses amounting to € 0.1 million and in the first quarter of 2003 foreign exchange gains amounting to € 0.5 million. According to U.S. GAAP unrealised exchange gains amounting to € 0.3 million are included in the period ended March 31, 2003, due to the strengthening of the Euro against the U.S. dollar.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Income Tax Expense

     Effective January 1, 2002, a corporation and trade tax entity with corresponding profit and loss transfer agreements was established for the consolidated German companies. Additionally, the Company has a claim to a tax credit on distributed earnings in 2003 (for the fiscal year 2002). Consequently the Company’s calculated effective tax rate in the three months ended March 31, 2003 was 35%, and 39.0% for the three months ended March 31, 2002, respectively.

Liquidity and Capital Resources

     The Company’s business continues to generate sufficient cash to fund its operations, working capital requirements, and capital expenditures. In the first quarter of the year 2003 net cash provided by operating activities totaled € 5.7 million as compared to € 0.1 million in the first quarter of 2002. The increase in net cash provided by operating activities results primarily from a better accounts receivable management, the reduction of inventories, offset by payment of income tax liabilities and higher trade accounts payable.

     The Company’s cash flow used in investing activities amounted to € 0.1 million in the first quarter of 2003 and is primarily due to the capital expenditures of the current year. In the first three months of 2002 the cash flow position used in investing activities amounted to € 3.3 million and included primarily the acquisition of business assets of the newly formed Pfeiffer Vacuum Systems GmbH, Aschaffenburg. The investments have been financed by the Company’s cash reserves.

     The Company has long-term debt totaling € 8.4 million due to the Kreditanstalt für Wiederaufbau as per March 31, 2003. The current portion of this loan amounts to € 1.3 million. In both, the periods ended March 31, 2003 and 2002 the Company made principal repayments on long-term debt of € 0.6 million, respectively.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 2, 2003

PFEIFFER VACUUM TECHNOLOGY AG

By:	/s/ Wolfgang Dondorf

Wolfgang Dondorf Chairman of the Management Board

By:	/s/ Wilfried Glaum

Wilfried Glaum Member of the Management Finance and Controlling Board

I, Wolfgang Dondorf, certify that:

1.	I have reviewed this annual report on Form 6-K of Pfeiffer Vacuum Technology AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial conditions, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days to the filing date of this annual report (the Evaluation Date”); and

c)	presented this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

May 2, 2003

By:	/s/ Wolfgang Dondorf

Wolfgang Dondorf Chairman of the Management Board

I, Wilfried Glaum, certify that:

1.	I have reviewed this annual report on Form 6-K of Pfeiffer Vacuum Technology AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial conditions, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days to the filing date of this annual report (the Evaluation Date”); and

c)	presented this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

May 2, 2003

By:	/s/ Wilfried Glaum

Wilfried Glaum Member of the Management Finance and Controlling Board